SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1H10 Results

Curitiba, Brazil, August 11, 2010 - Companhia Paranaense de Energia - Copel

(BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sales power to the State of Paraná, announces its results for the first half of 2010. All the figures in this report are in Brazilian Reais and were prepared in accordance with Brazilian GAAP.

This report presents cumulative data January through June 2010 compared with the same period in the previous year.

  Copel’s consolidated balance sheet presents, in addition to the figures of the wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders.

  Net Operating Revenue (NOR): R$ 2,939 million.

  Operating Income: R$ 549 million.

  Net Income: R$ 360 million (R$ 1.31 per share).

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 555 million.

  Return on Shareholder’s Equity: 4.1% in 1H10.

  Growth in power consumption billed by Copel to captive customers: 7.1%.

  Copel’s rating calculated by Fitch is AA(bra) for the corporate and for the 4th debenture issue.

The Company’s shares and main indexes presented the following variations in the semester:

Ticker	Price	Var. %	Index	Points	Var. %
	06/30/2010	year		06/30/2010	year
CPLE3 (common/ BM&FBovespa)	R$ 34.24	(6.2)	IBOVESPA	60,935	(11.2)
CPLE6 (preferred B/ BM&FBovespa)	R$ 37.20	0.4
ELP (ADS/ Nyse)	US$ 20,65	(3.7)	DOW JONES	9,774	(6.3)
XCOP (preferred B/ Latibex)	€ 17.16	15.8	LATIBEX	3,446	(0.9)

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

SUMMARY
1. Income Statement	3
1.1 Operating Revenues	3
1.2 Deductions from Operating Revenues	5
1.3 Operating Costs and Expenses	6
1.4 EBITDA	7
1.5 Interest Income (Expenses)	8
1.6 Equity in Results of Investees	8
1.7 Net Income	8
2. Balance Sheet and Investment Program	8
2.1 Assets	8
2.2 Liabilities and Shareholders’ Equity	9
2.3 Investment Program	10
3. Shareholding Structure	11
4. Consolidated Financial Statements	12
4.1 Assets	12
4.2 Liabilities	13
4.3 Income Statement	14
4.4 Cash Flow	15
5. Financial Statements - Wholly Owned Subsidiaries	16
5.1 Assets	16
5.2 Liabilities	17
5.3 Income Statement	18
6. Energy Market	19
6.1 Captive Market	19
6.2 Grid Market (TUSD)	20
6.3 Energy Flow	20
7 Supplementary Information	22
7.1 Tariffs	22
7.2 Main Operational and Financial Indicators	23
7.3 2Q10 Results Conference Call	24

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

1. Income Statement

     The contents of Copel’s financial statements are monitored by the Company’s Board of Directors, through the activities of the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

     With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

     Copel, pursuant to CVM Ruling no. 603/2009, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2009 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

1.1 Operating Revenues
In the first half of 2010, operating revenues reached R$ 4,629.4 million, an amount 9.8% greater than the R$ 4,217.4 million recorded in the first quarter of 2009. The most important variations were:
(i)

a 15.3% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (i) an 7.1% increase in sales to captive customers, particularly to residential, industrial, and commercial customers, with 5.8%, 10.2%, and 6.9% increases, respectively; (ii) the 12.98% rate increase passed on as of July 24, 2009 to customers who pay their bills late; (iii) the increased VAT (ICMS) tax rate over electric energy applied to network charges since April 1st 2009;

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

(ii)

a 14.0% increase in revenues from “electricity sales to distributors”, on account of: (i) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts (ii) the increase in energy sales from bilateral agreements, and (iii) the higher revenue from short-term electricity market (CCEE), due to the large amount of energy transferred through the Energy Relocation Mechanism (MRE).

(iii)

the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, and from the use of the connection network, and recorded a 5.0% increase, mostly on account of: (i) increased sales; (ii) the tariff pass-through to customers with overdue bills; and (iii) the increased VAT (ICMS) tax rate. In view of the outcome of the transmission assets tariff review, which determined that a reduction of 22.88% be applied on the New Facilities of the Basic Network (RBNI), Copel’s revenue declined by R$ 40.1 million in the quarter, due to the difference in collection from July 1, 2009 to June 30, 2010.

(iv)	a 23.8% increase in “telecommunications revenues” due to service to new customers and added services to existing ones;
(v)

a 15.1% increase in “distribution of piped gas” (supplied by Compagas), due basically to the effects of the economic recovery and the resulting higher sales of gas, particularly to the industrial segment; and

(vi)	an 36.1% reduction in "other operating revenues", mostly due to the lower revenue from leasing of the Araucária thermal power plant due to lower level of utilization of the plant in 1H10.

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

							R$'000
Gross Income Statement	2Q10	1Q10	2Q09	Var.%	1H10	1H09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Operating revenues	2,284,901	2,344,556	2,139,871	6.8	4,629,457	4,217,412	9.8
Electricity sales to final customers	876,350	882,406	773,252	13.3	1,758,756	1,525,931	15.3
Residential	291,951	299,032	247,627	17.9	590,983	501,488	17.8
Industrial	301,319	280,692	268,747	12.1	582,011	509,859	14.2
Commercial	183,439	198,630	165,464	10.9	382,069	332,417	14.9
Rural	34,841	41,802	32,282	7.9	76,643	67,720	13.2
Other segments	64,800	62,250	59,132	9.6	127,050	114,447	11.0
Electricity sales to distributors	364,594	380,486	319,141	14.2	745,080	653,724	14.0
CCEAR (Auction)	274,968	283,167	263,123	4.5	558,135	530,252	5.3
Bilateral contracts	55,956	53,828	47,191	18.6	109,784	93,372	17.6
Electricit Energy Trading Chamber - CCEE	33,670	43,491	8,827	281.4	77,161	30,100	156.3
Use of main transmission grid	906,871	952,408	900,842	0.7	1,859,279	1,770,443	5.0
Residential	296,755	304,692	283,236	4.8	601,447	560,987	7.2
Industrial	271,044	252,526	258,901	4.7	523,570	492,188	6.4
Commercial	188,004	203,434	183,850	2.3	391,438	369,101	6.1
Rural	35,438	42,546	36,082	(1.8)	77,984	75,728	3.0
Other segments	65,436	62,790	65,114	0.5	128,226	125,915	1.8
Free customers	41,665	37,692	32,005	30.2	79,357	65,360	21.4
Basic Network and connection grid	8,529	48,728	41,654	(79.5)	57,257	81,164	(29.5)
Telecommunications revenues	30,936	29,998	25,596	20.9	60,934	49,211	23.8
Distribution of piped gas	77,600	70,856	66,665	16.4	148,456	128,958	15.1
Other operating revenues	28,550	28,402	54,375	(47.5)	56,952	89,145	(36.1)
Leases and rents	18,182	16,560	39,150	(53.6)	34,742	63,456	(45.3)
Revenues from services	7,226	9,836	12,629	(42.8)	17,062	20,366	(16.2)
Charged services	2,040	1,953	2,469	(17.4)	3,993	4,722	(15.4)
Other revenues	1,102	53	127	767.7	1,155	601	92.2

1.2 Deductions from Operating Revenues

Deductions from operating revenues increased 12.4% in the first half of 2010 compared with same period in the previous year, mostly on account of the following variations: (i) the increase in the VAT (ICMS) tax rates from 27% to 29% levied on power sales, pursuant to Law no. 16,016/2008, effective April 1, 2009; and (ii) increased Energy Development Account disbursements, pursuant to Aneel and (iii) the revenue growth.

The following table shows the legal deductions from Copel’s operating revenues:

							R$'000
Deductions from Operating	2Q10	1Q10	2Q09	Var.%	1H10	1H09	Var.%
Revenues	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
VAT (ICMS)	486,274	487,766	443,816	9.6	974,040	847,565	14.9
Cofins	177,862	179,417	166,505	6.8	357,279	327,314	9.2
Pis/Pasep	38,614	38,950	36,148	6.8	77,564	71,059	9.2
ISSQN	451	451	494	(8.7)	902	903	(0.1)
CDE	56,191	57,582	42,741	31.5	113,773	90,605	25.6
CCC	43,112	41,712	59,086	(27.0)	84,824	99,886	(15.1)
RGR	26,564	19,461	20,534	29.4	46,025	39,368	16.9
R&D and EEP	14,510	15,139	13,599	6.7	29,649	27,079	9.5
Other	3,182	3,168	87	-	6,350	143	-
TOTAL	846,760	843,646	783,010	8.1	1,690,406	1,503,922	12.4

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

1.3 Operating Costs and Expenses
In the first half of 2010, operating costs and expenses reached R$ 2,585.3 million, with a 31.4% increase compared to the R$ 1,967.8 million recorded in the first half of 2009. The main variations were:
(i)

a 52.9% increase in “electricity purchased for resale” on account of the higher costs of energy from Itaipu, from auctions (CCEAR), from the Itiquira Power Plant, and from Proinfa. The accrual of R$ 156.0 million in Portion A amounts also contributed to the increase in this item, which was partially offset by lower costs of energy at CCEE. The opening of electricity purchased for resale is as it follows:

							R$'000
Electricity purchased	2Q10	1Q10	2Q09	Var. %	1H10	1H09	Var. %
for resale	(1)	(2)	(3)	(1 / 3)	(4)	(5)	(4 /5)
Itaipu	144,683	152,674	76,132	90.0	297,357	197,927	50.2
CCEAR (Auction)	315,258	317,078	287,568	9.6	632,336	554,010	14.1
CCEE	28,184	12,065	14,414	95.5	40,249	72,221	(44.3)
Itiquira	29,004	29,224	28,930	0.3	58,228	56,762	2.6
Dona Francisca	14,972	14,814	15,054	(0.5)	29,786	29,949	(0.5)
Proinfa	24,403	30,622	19,558	24.8	55,025	26,403	108.4
CVA	73,427	82,556	(55,698)	-	155,983	(72,585)	-
(-) Pis/Pasep and Cofins	(48,192)	(52,124)	(51,116)	(5.7)	(100,316)	(100,505)	(0.2)
TOTAL	581,739	586,909	334,842	73.7	1,168,648	764,182	52.9

(ii)

a 31.8% increase in “charges for the use of the main transmission grid”, due to mostly (i) the effects of CVA, (ii) the start-up of new assets, and (iii) higher System Service Charges (ESS), as defined by Aneel by the last tariff readjustment. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others.

(iii)

in the first half of 2010, “personnel and management” expenses amounted to R$ 373.8 million, a figure 6.1% higher than the one recorded in the same period of 2009. This increase was due basically to the 6.0% wage increase applied as of October 2009 and to the hiring of new employees in the period;

(iv)

the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2010 actuarial report in connection with the Healthcare Plan (R$ 14.5 million in the first half of 2010), calculated according to the criteria set by CVM Ruling no. 371/2000, such as the monthly installments of each plan have also been recorded;

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

(v)	the balance under "materials and supplies” increased 17.3%, due mostly higher purchases of materials for the power system;
(vi)	the reduction in “raw materials and supplies for electricity generation” was due to lower purchases of mineral coal for the Figueira Thermal Power Plant;
(vii)	“natural gas and supplies for the gas business” reflects the amounts of natural gas acquired by Compagas to supply third-parties;
(viii)	the 8.0% increase in “third-party services” was due mostly to higher expenses with power grid maintenance, data processing and transmission, and maintenance;
(ix)	the balance in the “provisions and reversals” line was chiefly a result of the constitution of provisions for labor claims (R$ 31.2 million), and for tax contingencies (R$ 13.4 million); and
(x)

the 25.4% variation in “other operating expenses” was due mostly to higher payments of financial compensation for use of water resources, due to higher hydroelectric power output during the first half of 2010.

							R$ '000
Operating Costs and Expenses	2Q10	1Q10	2Q09	Var.%	1H10	1H09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)

Electricity purchase for resale	581,739	586,909	334,842	73.7	1,168,648	764,182	52.9
Charges for the use of main transmission grid	164,307	184,566	141,963	15.7	348,873	264,664	31.8
Personnel and management	198,422	175,420	185,534	6.9	373,842	352,261	6.1
Pension and healthcare plans	25,625	26,054	(6,308)	-	51,679	(11,827)	-
Material and supplies	21,270	16,230	18,087	17.6	37,500	31,958	17.3
Raw material and supplies for electricity generation	5,323	5,559	7,719	(31.0)	10,882	13,412	(18.9)
Natural gas and supplies for the gas business	35,155	34,151	31,419	11.9	69,306	69,085	0.3
Third-party services	81,078	73,322	76,690	5.7	154,400	143,006	8.0
Depreciation and amortization	101,781	99,697	98,046	3.8	201,478	196,679	2.4
Provisions and reversals	33,493	17,763	41,172	(18.7)	51,256	50,723	1.1
Other operating expenses	60,279	57,120	51,494	17.1	117,399	93,611	25.4
TOTAL	1,308,472	1,276,791	980,658	33.4	2,585,263	1,967,754	31.4

1.4 EBITDA

In the first half of 2010, earnings before interest, taxes depreciation and amortization (EBITDA) totaled R$ 555.3 million, 41.1% lower than the R$ 942.4 million reported in the same period last year.

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

1.5 Interest Income (Expenses)

Financial income increased 27.6% compared to the first half of 2009, reaching R$ 240.3 million. This increase was due mostly to the monetary variation of the CRC balance, which is restated according to the IGP-DI inflation index. This indicator had 5.5% of variation in the first half of 2010.

Financial expenses in the period reached R$ 100.4 million, a figure 6.7% higher than the one recorded in the first half of 2009, mostly due to higher monetary and foreign exchange variations and interest on taxes paid in installments, partially offset by the reduction in debt charges due to the settlement of a debenture installment.

1.6 Equity in Results of Investees

Equity in investees and subsidiaries reflects gains and losses in connection with the investments in Copel's investees and subsidiaries. In the first half of 2010, this item comprises R$ 2.4 million from Sercomtel Telecom, R$ 5.0 million from Foz do Chopim Energética, R$ 30.2 million from Dona Francisca Energética, and R$ 17.7 million from Sanepar.

1.7 Net Income

Copel recorded in the first half of 2010 net income of R$ 359.7 million (corresponding to R$ 1.31 per share), a figure 36.0% lower than that recorded in the first half of 2009.

2. Balance Sheet and Investment Program

2.1 Assets

On June 30, 2010, Copel’s assets totaled R$ 14,063.2 million, 5.6% up year-on-year.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index and plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,296.2 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum. The amortizations are backed by dividend proceeds.

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

2.2 Liabilities and Shareholders’ Equity

Copel’s consolidated debt (including debentures) at the end of June 2010 was R$ 1,537.1 million, representing a debt/equity ratio of 16.7%. The shareholders’ equity of Copel on June 30, 2010, was R$ 9,189.7 million, 6.7% higher than on June 30, 2009, and equivalent to R$ 33.58 per share (book value).

Debt Profile

The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
		Short-term	Long-term	Total
	IBD	19,225	-	19,225
Foreign	National Treasury	5,704	58,128	63,832
Currency	Eletrobras	5	19	24
	Total	24,934	58,147	83,081
	Eletrobras - COPEL	42,415	262,509	304,924
	BNDES - Compagas	6,367	3,229	9,596
Domestic	Debentures - COPEL	18,699	600,000	618,699
Currency	BNDES/Banco do Brasil S/A - Mauá	2,733	169,882	172,615
	Banco do Brasil S/A and other	11,997	336,213	348,210
	Total	82,211	1,371,833	1,454,044
TOTAL		107,145	1,429,980	1,537,125

The loan, financing and debentures maturities are presented below:

						R$'000
	2010	2011	2012	2013	2014	After 2014
Loans and Financing	43,263	74,070	59,850	59,350	387,570	294,323
Domestic Currency	39,761	50,076	56,081	56,932	386,359	246,135
Foreign Currency	3,502	23,994	3,769	2,418	1,211	48,188
Debentures	18,699	600,000	-	-	-	-
TOTAL	61,962	674,070	59,850	59,350	387,570	294,323

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

Copel’s consolidated net debt (loans, financing and debentures less cash) declined significantly in the past years, as shown in the following chart:

Reserve for Contingencies

The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

The balance of provisions for contingencies, net of related judicial deposits, is as follows:

				R$ '000
Consolidated	Jun/10	Mar/10	Jun/09	Var.%
	(1)	(2)	(3)	(1/3)
Labor	158,814	151,905	112,405	41.3
Regulatory	37,003	37,055	37,004	-
Civil	235,347	242,936	236,900	(0.7)
Suppliers	51,492	62,203	53,355	(3.5)
Civil and administrative claims	37,784	33,315	42,915	(12.0)
Easements	9,862	14,185	14,262	(30.9)
Condemnations and property	131,934	129,260	121,729	8.4
Customers	4,265	3,962	4,628	(7.8)
Environmental claims	10	11	11	(9.1)
Tax	60,007	54,464	233,561	(74.3)
Cofins tax	-	-	182,224	-
Other tax	60,007	54,464	51,337	16.9
TOTAL	491,171	486,360	619,870	(20.8)

The amounts provisioned for Cofins were reversed due to the adhesion to Refis Program.

2.3 Investment Program

Copel’s CAPEX from January through June 2010 and the CAPEX approved by the Board of Directors for 2010, are shown below:

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

		R$ million
	Carried	Scheduled
	1H10	2010

Generation and Transmission	42.5	176.4
Consórcio Energético Cruzeiro do Sul (UHE Mauá)	94.8	323.3
Distribution	321.8	761.8
Telecommunications	35.3	81.4

TOTAL	494.4	1,342.9

Compagas, Elejor and UEG Araucária, whose financial statements have been consolidated into Copel’s, invested R$ 14.6 million and R$ 3.7 million and R$ 10.9 million during the first half of 2010, respectively.

3. Shareholding Structure

On June 30, 2010, paid-in capital totaled R$ 6,910 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	-	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,619	13.5	127	32.3	100,897	78.7	120,644	44.1
BM&FBOVESPA	19,471	13.4	127	32.3	60,667	47.3	80,265	29.3
NYSE	148	0.1	-	-	40,037	31.2	40,185	14.7
LATIBEX	-	-	-	-	193	0.2	193	0.1
Other	554	0.4	267	67.7	37	-	857	0.2
TOTAL	145,031	100.0	394	100.0	128,230	100.0	273,655	100.0

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

4. Consolidated Financial Statements

4.1 Assets

					R$'000
ASSETS	Jun/10	Mar/10	Jun/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,516,167	3,700,425	3,520,187	(5.0)	(0.1)
Cash and cash equivalents	1,476,519	1,695,486	1,531,582	(12.9)	(3.6)
Customers and distributors, net	1,074,102	1,075,595	947,235	(0.1)	13.4
Telecommunications services, net	16,856	12,043	11,870	40.0	42.0
Piped gas	22,091	20,911	19,757	5.6	11.8
Dividends receivable	3,712	7,452	3,560	(50.2)	4.3
Services in progress	95,718	95,012	76,015	0.7	25.9
CRC transferred to the State of Paraná	52,595	50,709	48,417	3.7	8.6
Taxes and social contribution	231,659	221,520	209,236	4.6	10.7
Income Tax and Social Contribution paid in advance	85,453	46,110	35,785	85.3	138.8
Deferred regulatory assets - CVA	182,372	183,355	239,074	(0.5)	(23.7)
Other regulatory assets		- 8,763	35,051	0.0	0.0
Bonds and Securities	5,490	3,448	92,097	59.2	(94.0)
Collaterals and escrow accounts	116,109	120,364	125,295	(3.5)	(7.3)
Inventories	97,933	105,115	77,891	(6.8)	25.7
Other receivables	55,558	54,542	67,322	1.9	(17.5)
NONCURRENT	10,546,991	10,154,540	9,795,026	3.9	7.7
Long-Term Assets	2,172,885	1,944,594	2,000,901	11.7	8.6
Customers and distributors, net	50,387	58,035	68,898	(13.2)	(26.9)
Telecommunications services		- 1,011	2,231	-	-
CRC transferred to the State of Paraná	1,243,643	1,225,025	1,235,013	1.5	0.7
Taxes and social contribution	86,872	87,033	79,410	(0.2)	9.4
Taxes and social contributions paid in advance	389,739	363,336	400,203	7.3	(2.6)
Deferred regulatory assets - CVA	26,110	41,195	86,033	(36.6)	(69.7)
Bonds and Securities	41,858	40,937	5,289	2.2	-
Collaterals and escrow accounts	28,940	24,748	27,069	16.9	6.9
Judicial Deposits	285,792	86,219	79,973	231.5	257.4
Other receivables	19,544	17,055	16,782	14.6	16.5
Investments	439,522	431,982	408,393	1.7	7.6
Property, plant and equipment	7,752,832	7,619,855	7,255,224	1.7	6.9
Intangible assets	181,752	158,109	130,508	15.0	39.3
TOTAL	14,063,158	13,854,965	13,315,213	1.5	5.6

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

4.2 Liabilities

					R$'000
LIABILITIES	Jun/10	Mar/10	Jun/09	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1,706,597	1,672,557	1,504,939	2.0	13.4
Loans, financing and debentures	107,145	82,278	143,297	30.2	(25.2)
Suppliers	545,305	557,410	525,932	(2.2)	3.7
Taxes and social contribution	363,873	330,830	301,672	10.0	20.6
Income Tax and Social Contribution paid in advance	62,006	65,583	93,281	(5.5)	(33.5)
Dividends payable	7,665	91,233	17,495	(91.6)	(56.2)
Accrued payroll costs	154,718	173,305	151,636	(10.7)	2.0
Post-employment benefits	23,807	20,930	21,194	13.7	12.3
Deferred regulatory liabilities - CVA	121,745	71,001	-	71.5	-
Other regulatory liabilities	41,402	4,189	16,577	0.0	149.8
Regulatory charges	49,978	46,826	37,142	6.7	34.6
Research and development and energy efficiency	114,633	112,779	97,955	1.6	17.0
Other payables	114,320	116,193	98,758	(1.6)	15.8
NON-CURRENT	2,844,836	2,815,409	2,946,055	1.0	(3.4)
Loans, financing and debentures	1,429,980	1,444,026	1,524,176	(1.0)	(6.2)
Reserve for contingencies	491,171	486,360	619,870	1.0	(20.8)
Suppliers	160,477	168,103	203,077	(4.5)	(21.0)
Taxes and social contribution	136,547	133,883	721	2.0	-
Income Tax and Social Contribution paid in advance	17,127	22,594	37,799	(24.2)	(54.7)
Post-employment benefits	357,370	356,442	371,934	0.3	(3.9)
Deferred regulatory liabilities - CVA	59,784	23,667	13,076	152.6	-
Other regulatory liabilities	-	15	-	-	-
Research and development and energy efficiency	114,343	102,309	95,285	11.8	20.0
Deferred revenues	74,994	74,994	74,994	-	-
Other accounts payables	3,043	3,016	5,123	0.9	(40.6)
NONCONTROLLING INTERESTS	322,010	312,957	249,068	2.9	29.3
SHAREHOLDERS' EQUITY	9,189,715	9,054,042	8,615,151	1.5	6.7
Stock capital	6,910,000	4,460,000	4,460,000	54.9	54.9
Capital reserves	-	838,340	838,340	-	-
Legal reserves	428,912	428,912	377,590	-	13.6
Profit reserves	1,491,149	3,102,809	2,377,157	(51.9)	(37.3)
Retained earnings	359,654	223,981	562,064	60.6	(36.0)
TOTAL	14,063,158	13,854,965	13,315,213	1.5	5.6

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

4.3 Income Statement

							R$'000
INCOME STATEMENT	2Q10	1Q10	2Q09	Var.%	1H10	1H09	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Operating revenues *	2,284,901	2,344,556	2,139,871	6.8	4,629,457	4,217,412	9.8
Deductions from operating revenues	(846,760)	(843,646)	(783,010)	8.1	(1,690,406)	(1,503,922)	12.4
Net operating revenues	1,438,141	1,500,910	1,356,861	6.0	2,939,051	2,713,490	8.3
Operating costs and expenses	(1,308,472)	(1,276,791)	(980,658)	33.4	(2,585,263)	(1,967,754)	31.4
Electricity purchased for resale	(581,739)	(586,909)	(334,842)	73.7	(1,168,648)	(764,182)	52.9
Use of main transmission grid	(164,307)	(184,566)	(141,963)	15.7	(348,873)	(264,664)	31.8
Personnel and management	(198,422)	(175,420)	(185,534)	6.9	(373,842)	(352,261)	6.1
Pension and healthcare plans	(25,625)	(26,054)	6,308	0.0	(51,679)	11,827	-
Material and supplies	(21,269)	(16,230)	(18,087)	17.6	(37,499)	(31,958)	17.3
Raw material and supplies for electricity generation	(5,323)	(5,559)	(7,719)	(31.0)	(10,882)	(13,412)	(18.9)
Natural gas and supplies for the gas business	(35,155)	(34,151)	(31,419)	11.9	(69,306)	(69,085)	0.3
Third-party services	(81,078)	(73,322)	(76,690)	5.7	(154,400)	(143,006)	8.0
Depreciation and amortization	(101,781)	(99,697)	(98,046)	3.8	(201,478)	(196,679)	2.4
Provisions and reversals	(33,493)	(17,763)	(41,172)	(18.7)	(51,256)	(50,723)	1.1
Other operating expenses	(60,280)	(57,120)	(51,494)	17.1	(117,400)	(93,611)	25.4
Result of operations	129,669	224,119	376,203	(65.5)	353,788	745,736	(52.6)
Interest Income (expenses)	73,347	66,483	61,623	19.0	139,830	94,161	48.5
Interest income	120,289	119,964	100,545	19.6	240,253	188,316	27.6
Interest expenses	(46,942)	(53,481)	(38,922)	20.6	(100,423)	(94,155)	6.7
Equity in results of investees	14,239	41,514	10,307	38.1	55,753	21,481	159.5
Operating income (expenses)	217,255	332,116	448,133	(51.5)	549,371	861,378	(36.2)
Income tax and social contribution	(72,102)	(102,289)	(148,923)	(51.6)	(174,391)	(286,302)	(39.1)
Net income (loss) before noncontrolling interest	145,153	229,827	299,210	(51.5)	374,980	575,076	(34.8)
Noncontrolling interest	(9,480)	(5,846)	(9,217)	2.9	(15,326)	(13,012)	17.8
Net income (loss)	135,673	223,981	289,993	(53.2)	359,654	562,064	(36.0)
Earning per share	0.50	0.82	1.06	(53.2)	1.31	2.05	(36.0)
EBITDA	231,450	323,816	474,249	(51.2)	555,266	942,415	(41.1)
* See operating revenue breakdown on page 5

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

4.4 Cash Flow

		R$'000
Consolidated Cash Flow	1H10	1H09
Cash flow from operating activities
Net income for the period	359,654	562,064
Adjustments to reconcile net income to cash provided by operating activities:	400,273	114,290
Provision (reversal) for doubtful accounts	10,942	10,579
Depreciation	198,070	193,049
Amortization of intangible assets	3,408	3,630
Unrealized monetary and exchange variations, net	(31,379)	21,881
Equity in the results of investees	(55,753)	(21,481)
Deferred Income Tax and Social Contribution	(122,106)	57,875
Variations in the regulatory assets and liabilities - CVA	247,862	(168,156)
Variations in other regulatory assets and liabilities, net	50,506	(9,057)
Reserve for contingencies	40,314	40,144
Provisions (reversals) for post-employment benefits	13,912	(47,994)
Provision for research and development and energy efficiency	17,370	10,872
Loss on disposal of investments	11,785	-
Loss on disposal of property, plant, and equipment, net	10	9,703
Loss on disposal of intangible assets, net	15,326	233
Noncontrolling interests	(146,116)	13,012
Reduction (increase) of assets	(146,116)	58,585
Increase (reduction) of liabilities	(268,890)	(227,916)
Net cash generated by operating activities	344,921	507,023
Cash flow from investing activities
Bonds and securities	73,618	-
Collaterals and escrow deposits	952	3,736
Additions in other investments	(148)	(21)
Additions to property, plant, and equipment:	(470,064)	(439,288)
Additions to intangible assets	(53,563)	(16,245)
Customer contributions	32,131	34,747
Disposal of property, plant, and equipment	203	1,691
Net cash used by investing activities	(416,871)	(415,380)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	54,000	-
Loans and financing obtained	80,059	30,315
Amortization of principal amounts of loans and financing	(19,840)	(25,134)
Amortization of principal amounts of debentures	(177,908)	(140,570)
Dividends and interest on capital paid	(83,994)	(238,248)
Net cash used by financing activities	(147,683)	(373,637)
Increase (decrease) in cash and cash equivalents	(219,633)	(281,994)
Cash and cash equivalents at the beginning of the period	1,696,152	1,813,576
Cash and cash equivalents at the end of the period	1,476,519	1,531,582
Variation in cash and cash equivalents	(219,633)	(281,994)

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

5. Financial Statements - Wholly Owned Subsidiaries

5.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1,368,007	1,592,882	50,574
Cash and cash equivalents	990,456	131,201	15,569
Customers and distributors, net	233,997	856,173	-
Telecommunications services, net	-	-	20,388
Dividends receivable	4,480	-	-
Services in progress	22,807	72,434	-
CRC transferred to the State of Paraná	-	52,595	-
Taxes and social contribution	3,630	95,058	2,670
Income Tax and Social Contribution paid in advance	18,499	61,068	1,070
Deferred regulatory assets - CVA	-	182,372	-
Bonds and Securities	488	5,001	-
Collateral and escrow accounts	73,202	19,123	-
Inventories	8,685	78,544	9,487
Other	11,763	39,313	1,390
NONCURRENT	4,294,384	4,447,256	219,547
Long-Term Assets	133,689	1,748,742	11,109
Customers and distributors, net	-	50,387	-
CRC transferred to the State of Paraná	-	1,243,643	-
Taxes and social contribution	7,929	73,561	5,382
Income Tax and Social Contribution paid in advance	73,369	243,448	5,727
Deferred regulatory assets - CVA	-	26,110	-
Bonds and Securities	41,858	-	-
Collateral and escrow accounts	-	28,940	-
Judicial deposits	8,652	78,087	-
Other	1,881	4,566	-
Investments	385,985	4,235	-
Property, plant and equipment	3,700,241	2,622,553	199,255
Intangible assets	74,469	71,726	9,183
TOTAL	5,662,391	6,040,138	270,121

GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

5.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	883,448	1,319,071	20,144
Loans and financing	54,825	16,449	-
Suppliers	120,991	422,751	6,331
Taxes and social contribution	110,173	172,062	2,575
Income Tax and Social Contribution paid in advance	-	62,006	-
Dividends payable	473,108	206,481	1,156
Accrued payroll costs	35,127	108,044	8,905
Post-emplyment benefits	6,289	16,436	1,019
Deferred regulatory liabilities - CVA	-	121,745	-
Other regulatory charges	40,091	1,311	-
Customer charges due	3,863	46,115	-
Research and development and electric efficiency	9,317	101,641	-
Other accounts payable	29,664	44,030	158
NON-CURRENT	841,019	1,550,328	15,543
Loans and financing	335,153	161,998	-
Provision for contingencies	202,594	248,361	891
Intercompany receivables	-	686,736	-
Suppliers	178,911	-	-
Taxes and social contribution	-	50,001	-
Income Tax and Social Contribution paid in advance	-	9,068	-
Post-employment benefits	97,246	244,466	14,652
Account for compensation of "Portion A"	-	59,784	-
Research and development and electric efficiency	24,429	89,914	-
Other accounts payable	2,686	-	-
SHAREHOLDERS' EQUITY	3,937,924	3,170,739	234,434
Stock capital	3,505,994	2,624,841	194,755
Profit reserves	155,706	550,826	24,701
Retained earnings (losses)	276,224	(4,928)	14,978
TOTAL	5,662,391	6,040,138	270,121

GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

5.3 Income Statement

						R$'000
Income Statement	GET		DIS		TEL
	2Q10	1H10	2Q10	1H10	2Q10	1H10
Operating revenues	438,765	934,874	1,772,002	3,558,117	41,582	82,086
Electricity sales to final customers	40,383	79,556	837,030	1,681,327	-	-
Electricity sales to distributors	362,819	743,890	16,541	32,054	-	-
Use of main transmission grid	26,759	93,705	901,587	1,808,438	-	-
Telecommunications revenues	-	-	-	-	41,582	82,086
Other operating revenues	8,804	17,723	16,844	36,298	-	-
Deductions from operating revenues	(68,402)	(137,230)	(751,908)	(1,501,821)	(7,631)	(14,916)
Net operating revenues	370,363	797,644	1,020,094	2,056,296	33,951	67,170
Operating costs and expenses	(206,524)	(382,058)	(1,087,862)	(2,178,350)	(24,634)	(46,521)
Electricity purchase for resale	(14,075)	(28,013)	(631,372)	(1,267,326)	-	-
Use of main transmission grid	(47,208)	(94,540)	(133,372)	(286,850)	-	-
Personel and management	(47,163)	(88,433)	(135,601)	(256,221)	(10,086)	(18,849)
Pension and healthcare plans	(6,078)	(12,313)	(18,031)	(36,361)	(1,184)	(2,387)
Material	(3,432)	(6,985)	(17,236)	(29,577)	(367)	(635)
Raw material and supplies for electricity generation	(4,882)	(10,007)	-	-	-	-
Third-party services	(15,779)	(29,868)	(68,939)	(131,207)	(3,839)	(7,775)
Depreciation and amortization	(33,263)	(66,596)	(45,286)	(88,651)	(8,243)	(16,332)
Provisions (reversal) for contigencies	(3,374)	16,306	(22,774)	(53,133)	(89)	925
Other costs and expenses	(31,270)	(61,609)	(15,251)	(29,024)	(826)	(1,468)
Result of operations	163,839	415,586	(67,768)	(122,054)	9,317	20,649
Interest Income (expenses)	12,293	14,955	54,893	115,732	1,090	1,998
Equity in results of investees	(3,340)	(8,620)	-	-	-	-
Operating Income (expenses)	172,792	421,921	(12,875)	(6,322)	10,407	22,647
Provision for tax and social contribution	(76,832)	(153,552)	(51,005)	(109,331)	(4,065)	(7,854)
Tax and social contribution	17,515	7,855	54,911	110,725	544	185
Net Income (Loss)	113,475	276,224	(8,969)	(4,928)	6,886	14,978
Ebitda	197,102	482,182	(22,482)	(33,403)	17,560	36,981

GET: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

6. Energy Market

6.1 Captive Market

The captive market consumed 10,661 GWh, up by 7.1% in the first half of 2010.

The residential segment consumed 2,964 GWh, up 5.8% due to the maintenance of the formal job market, the increase in the bulk of wages and access to credit. This segment represented 27.8% of Copel’s captive market. In 1H10, Copel supplied power to 2,893,098 residential customers, up by 2.7% versus 1H09.

The industrial segment consumed 3,497 GWh, 10.2% up, thanks to the recovery of industrial production, which recorded excellent results in 2010. This segment represented 32.8% of Copel’s captive market. In 1H10, Copel supplied power to 67,777 captive industrial customers.

The commercial segment consumed 2,255 GWh, 6.9% higher than in 1H09. The commercial segment represented 21.2% of Copel’s captive market. At the end of the first semester Copel supplied power to 301,009 commercial customers.

The rural segment consumed 922 GWh 4.9% up, due to the increase of 4.8% in number of customers and the economy recovery. This segment represented 8.6% of Copel’s captive market. In 1H10, Copel supplied power to 360,482 rural customers.

Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,023 GWh, 3.3% up in the period. These segments represented 9.6% of Copel’s captive market. At the end of the first semester, Copel supplied Power to 48,896 customers in these segments.

The following table shows the captive market for each consumption segment:

						GWh
Segment	2Q10	2Q09	Var.%	1H10	1H09	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1,465	1,389	5.5	2,964	2,803	5.8
Industrial	1,787	1,622	10.2	3,497	3,173	10.2
Commercial	1,083	1,042	3.9	2,255	2,110	6.9
Rural	433	428	1.2	922	878	4.9
Other	515	503	2.4	1,023	991	3.3
Captive Customers Total	5,283	4,984	6.0	10,661	9,955	7.1

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 7.2%, as the following table:

						GWh
	2Q10	2Q09	Var.%	1H10	1H09	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,283	4,984	7.1	10,661	9,955	7.1
Concessionaires	142	132	9.1	279	256	9.1
Free Customers	800	726	7.9	1,562	1,447	7.9
Grid Market	6,225	5,842	7.2	12,502	11,658	7.2
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession area.

6.3 Energy Flow

Copel Consolidated

			GWh
	1H10	2H09	Var.%
Own Generation	12,922	5,397	139.4
Purchased energy	12,809	15,102	(15.2)
Itaipu	2,627	2,660	(1.2)
Auction – CCEAR	8,235	7,520	9.5
Itiquira	451	451	-
Dona Francisca	320	320	-
CCEE (MCP)	326	243	34.2
MRE	-	3,111	0.0
Other	850	797	6.6
Total Available Power	25,731	20,499	25.5
Captive Market	10,661	9,955	7.1
Concessionaires	279	256	9.0
Free Customers	486	549	(11.5)
Bilateral Agreements	790	508	55.5
Auction – CCEAR	7,193	7,312	(1.6)
CCEE (MCP)	4	93	-
MRE	4,502	283	-
Losses and differences	1,816	1,543	17.7
Basic network losses	609	465	31.0
Distribution losses	1,075	1,011	6.3
CG contract allocation	132	67	97.0
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

Copel Geração e Transmissão

			GWh
	1H10	1H09	Var. %
Own Generation	12,922	5,398	139.4
CCEE (MCP)	49	24	104.2
MRE	-	3,111	-
Dona Francisca	320	320	-
Total Available Power	13,291	8,853	50.1
Bilateral Agreements	790	508	55.5
CCEAR – COPEL Distribuição	609	559	8.9
CCEAR – Other	6,584	6,616	(0.5)
Adjustment auction (COPEL Distribuição)	-	137	-
Free Customers	486	549	(11.5)
CCEE (MCP)	2	62	-
MRE	4,502	283	-
Losses and differences	318	139	128.8

Copel Distribuição

			GWh
	1H10	1H09	Var. %
Itaipu	2,627	2,660	(1.2)
CCEAR – COPEL Geração e Transmissão	609	559	8.9
CCEAR – Other	7,626	6,824	11.8
Adjustment auction COPEL Geração e Transmissão	-	137	-
CCEE (MCP)	277	218	27.1
Itiquira	451	451	-
Other	850	797	6.6
Available Power	12,440	11,646	6.8
Captive market	10,661	9,955	7.1
Wholesale	279	256	9.0
CCEE (MCP)	2	31	-
Losses and differences	1,498	1,404	6.7
Basic network losses	291	326	(10.7)
Distribution losses	1,075	1,011	6.3
CG contract allocation	132	67	97.0

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

7 Supplementary Information

7.1 Tariffs

Average Energy Purchased Tariffs

					R$/MWh
Tariff	Jun/10	Mar/10	Jun/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	96.89	90.35	101.31	7.2	(4.4)
Auction – CCEAR 2005 - 2012	71.74	70.82	68.18	1.3	5.2
Auction – CCEAR 2006 - 2013	84.20	82.94	79.90	1.5	5.4
Auction – CCEAR 2007 - 2014	95.96	92.93	91.02	3.3	5.4
Auction – CCEAR 2007 - 2014 (A-1)	119.87	118.41	113.93	1.2	5.2
Auction – CCEAR 2008 - 2015	101.29	99.75	96.00	1.5	5.5
Auction – CCEAR 2008 - H30	126.20	124.85	119.94	1.1	5.2
Auction – CCEAR 2008 - T15**	156.10	154.22	148.38	1.2	5.2
Auction – CCEAR 2009 - 2016	113.10	112.07	107.52	0.9	5.2
Auction – CCEAR 2009 - H30	134.89	133.26	128.21	1.2	5.2
Auction – CCEAR 2009 - T15**	152.56	150.73	145.01	1.2	5.2
Auction – CCEAR 2010 – H30***	124.11	111.32	-	11.5	-
Auction – CCEAR 2010 – T15**	149.45	147.97	-	1.0	-
* Furnas transport charge not included

**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

*** Due to plants operation delay, this auction tariff was lower than the contract price.

Average Energy Retail Tariffs

					R$/MWh
Tariff	Jun/10	Mar/10	Jun/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Residential	270.17	271.14	258.03	(0.4)	4.7
Industrial*	189.86	180.68	187.74	5.1	1.1
Commercial	233.90	228.49	228.13	2.4	2.5
Rural	156.67	156.74	151.24	-	3.6
Other	179.92	177.98	174.41	1.1	3.2

Retail distribution average rate	217.53	212.87	210.96	2.2	3.1
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

					R$/MWh
Tariff	Jun/10	Mar/10	Jun/09	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1/ 3)
Auction CCEAR 2005 - 2012	72.18	70.96	68.88	1.7	4.8
Auction CCEAR 2006 - 2013	85.25	83.35	81.33	2.3	4.8
Auction CCEAR 2007 - 2014	94.75	93.22	90.53	1.6	4.7
Auction CCEAR 2008 - 2015	100.86	98.92	96.27	2.0	4.8
Auction CCEAR 2009 - 2016	114.79	113.10	109.63	1.5	4.7
Wholesale Concessionaires – State of Paraná	141.85	139.68	125.74	1.6	12.8

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

7.2 Main Operational and Financial Indicators

June 30, 2010
Generation
Copel Geração e Transmissão power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds an interest	07 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GET	4,550 MW
Installed capacity of Copel’s Corporate Partnerships (1)	610 MW
Automated and remote-controlled power plants of Copel GET	16
Automated and remote-controlled power plants of Copel’s corporate partnerships	03
Copel GET’s step-up substations	14 (automated and remote-controlled)

Transmission
Transmission lines	1,913 km
Number of substations	30 (100% automated)
Installed capacity of substations	10,344 MVA

Distribution (up to 138 kV)
Distribution networks and lines	180,696 km
Number of substations	350 (100% automated)
Installed capacity of substations	9,351 MVA
Number of municipalities served	393
Number of localities served	1,115
Number of captive customers	3,671,262
DEC (outage duration per customer, in hours and hundredths of an hour)	5.80
FEC (outage frequency per customer)	4.9 times

Telecommunication
Optical cable – main ring	6,026 km
Self-sustained optical cable	10,054 km
Number of cities served	226
Number of customers	797

Administration
Number of employees (wholly owned subsidiaries)	8,680
Copel Geração e Transmissão	1,618
Copel Distribuição	6,611
Copel Telecomunicações	451
Customer per distribution employee	555

Financial
Book Value per Share	R$ 33.58 per share
EBITDA	R$ 555.3 million
Liquidity (Current Ratio)	2.1

Note:
(1) Proportional to the capital stake.

Companhia Paranaense de Energia – Copel
1st Half 2010 Earnings Results

7.3 2Q10 Results Conference Call

Presentation by Ronald Thadeu Ravedutti, CEO, with the participation of Rafael Iatauro, CFO and IRO.

Date:	Friday, August 13, 2010.
Time:	10:00 am (US EST)
Telephone:	(+1) 786 924 6977
Code:	Copel

With simultaneous English translation.

Live webcast of the conference call will be available on www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations – Copel
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.